                                                        UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the fiscal year ended December 31, 2006

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange
Act of 1934

For the transition period from   to ____________

Commission file number 1-7297

A.   Full title of the plan and address of the plan, if different from that of the issuer named below:

Birdsall, Inc. Retirement Savings Plan

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Birdsall, Inc.
 Retirement Savings Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005,
Supplemental Schedule Required for Form 5500 for the Year Ended December 31, 2006,
and Independent Auditors’ Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Birdsall, Inc. Retirement Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Birdsall, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Fort Lauderdale, Florida
June 27, 2007

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005

ASSETS:
Participant-directed investments (Note 3)	$59,717,809	$53,522,145

Receivables:
Employer contributions	530,645	709,436
Participant contributions	22,198	98,979

Total receivables	552,843	808,415

Total assets	60,270,652	54,330,560

LIABILITIES—Operating payables	5,573	5,359

Net assets reflecting all investments at fair value	60,265,079	54,325,201

Adjustment from fair value to contract value for fully-benefit	172,447	237,882
responsive investment contracts

NET ASSETS AVAILABLE FOR BENEFITS	$60,437,526	$54,563,083

See notes to financial statements.

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005

ADDITIONS:
Contributions:
Participants	$3,058,075	$2,653,301
Employer	2,016,213	2,089,737

Total contributions	5,074,288	4,743,038

Investment income:
Dividends	186,602	180,052
Interest	88,442	140,993
Net appreciation in fair value of Nicor Inc. common stock	741,175	209,572
Net investment gain from common/collective trust	757,777	674,030
Net investment gain from registered investment companies	4,121,744	1,551,666

Net investment gain	5,895,740	2,756,313

Other	183	108,296

Total additions	10,970,211	7,607,647

DEDUCTIONS:
Benefits paid to participants	5,012,415	2,911,615
Administrative expenses and other	83,353	87,781

Total deductions	5,095,768	2,999,396

NET INCREASE	5,874,443	4,608,251

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	54,563,083	49,954,832

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$60,437,526	$54,563,083

See notes to financial statements.

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.	DESCRIPTION OF THE PLAN

The following description of the Birdsall, Inc. Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for more detailed information.

The Plan—Birdsall, Inc. (the “Company”) established the Tropical Shipping Savings Investment Plan (the “Savings Investment Plan”) on September 1, 1983, to provide its eligible employees with an opportunity to accumulate retirement savings and is a defined contribution plan. Effective January 1, 1990, the Birdsall, Inc. Profit Sharing Plan was merged into the Savings Investment Plan and re-designated as the Birdsall, Inc. Retirement Savings Plan (the “Plan”). The funds of the Plan are held for safekeeping and investment by the Birdsall, Inc. Retirement Savings Plan Trust (the “Trust”). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Administration—Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company. The Vanguard Fiduciary Trust Company (“VFTC”) serves as trustee for the Trust and holds the investments of the Plan under the terms of a trust agreement. The VFTC also acts as investment manager for certain investments of the Plan. Administrative expenses associated with the operation of the Plan are paid from Plan assets.

Contributions— Subject to Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred contributions (up to 50% of participant’s base pay) or after-tax contributions (up to 6% of participant’s base pay), or a combination thereof, by payroll deduction, that are partially matched by the Company. The Company will provide matching contributions of 50% of the first 6% of participant’s tax deferred and non-tax deferred contributions when participants have less than 10 years of service to the Company. The Company will provide matching contributions of 100% of the first 6% of participant’s tax deferred and non-tax deferred contributions when participants have 10 years or more of service to the Company. The Company also contributes annual discretionary profit sharing awards allocated equally to eligible participants, which totaled $518,496 and $658,054 for the years ended December 31, 2006 and 2005, respectively. The Plan also accepts certain rollover contributions representing distributions from other qualified plans. Participants direct the investment of their contributions, Company contributions, and account balances into various investment options offered by the Plan.

Investments—Participants direct the investment of their contributions into various investment options. The Plan’s investment options currently include the Nicor Stock Fund and 21 mutual funds.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is increased by the participant’s contributions, Company contributions, and allocated Plan earnings, and decreased by withdrawals, allocated Plan investment losses, and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans—Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance from their account. Loans are repaid through payroll deductions over periods up to 60 months and are secured by the balance in the participant’s account. The interest rate is established at the date of the loan and is based on the Prime rate plus 1%. The interest rate remaining is fixed over the life of the loan.

Vesting and Forfeitures—The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service. However, the participant will be fully vested in the Company’s contribution if the participant retires, becomes disabled, or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated and the participant is not reemployed within five years by the Company or an affiliate. Any amounts forfeited by a participant are first applied to reduce the amount of the Company’s plan expenses, and then used to reduce the amount of the Company’s contributions under the Plan. During 2006, the amount of forfeitures applied was $20,851. During 2005, no forfeitures were applied. As of December 31, 2006 and 2005, the Plan had $58,690 and $46,855, respectively, of forfeitures available for application against future Plan expenses and future Company contributions.

Payment of Benefits—On termination of service due to retirement, disability, or death, a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance, or annual installments over a specified period. For termination of service for other reasons, a participant has the option to receive the value of the vested interest in his or her account as either a lump-sum distribution or he or she can defer it to no later than the age of 70-1/2.

Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2006 and 2005.

Suspensions and Withdrawals—A participant may suspend contributions and will not cease to be a participant during the suspension period.

A participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment. The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59-1/2 or employment has been terminated.

Plan Termination—The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provision of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

2.	ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in accordance with accounting policies generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Guidance - The financial statements and the financial information presented in Note 3 reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value, as well as an additional line item showing adjustment of fully benefit responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Investment Valuation and Income Recognition—The Plan states its investment in the Trust at the underlying fair value of the investments of the Trust as follows:

The market value for Nicor Inc. common stock is based on the closing price on the New York Stock Exchange Composite Tape.

Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The market value of the units of the common/collective trust and registered investment companies are determined based on the underlying market value of the investments of the funds. Quoted market prices are used to value the underlying investments that comprise the units in the common/collective trust.

The Vanguard Retirement Savings Trust is primarily composed of benefit-responsive investment contracts including insurance contracts and investments in certain registered investment companies and common/collective trusts whose contract values are guaranteed by bank contracts. These benefit-responsive investment contracts are valued at fair value and then adjusted to contract value. The fair values of the investment contracts are determined by taking the market value of any synthetic contracts and adding the expected future cash flows for each traditional contract. The resulting valuation is further adjusted for items such as exchanges and administrative expenses. The contract value of the investment contracts represents contributions made plus interest at the various contract rates, less Plan withdrawals and administrative expenses. The crediting interest rates for the registered investment companies and common/collective trusts are adjusted quarterly based upon their performance. The annual return for the Trust was 4.32% and 4.05% as of December 31, 2006 and 2005, respectively. There are no reserves against contract value for credit risk for the contract issuer or otherwise.

3.	INVESTMENTS

Plan investments as of December 31, 2006 and 2005, are as follows:

	2006		2005

Vanguard 500 Index Fund*	$15,220,901	**	$13,202,005	**
Vanguard Balanced Index Investment Fund*	7,618,254	**	6,861,235	**
American Century International Growth Fund*	1,689,641		1,050,203
Columbia Acorn USA Fund*	1,298,100		1,369,653
The Managers Funds: Managers Sepcial Equity Fund*	2,161,911		2,027,430
Vanguard Developed Markets Index Fund*	1,663,826		726,372
Vanguard PRIMECAP Fund*	1,056,006		538,952
Vanguard Total Bond Market Index Fund*	1,547,043		1,343,146
Other Registered investment companies*	3,636,798	**	2,941,428	**
Nicor Inc. common stock*	4,486,011	**	4,063,885	**
Vanguard Retirement Savings Trust*	17,920,967	**	18,038,253	**
Loans to participants*	1,418,351		1,359,583

Total	$59,717,809		$53,522,145

* Party-in-interest investment
** Indicates an investment that represents 5% or more of the Plan’s net assets

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2006 and 2005, the Plan held 95,736 and 103,244 shares, respectively, of the common stock of Nicor Inc., the parent company of the Company, with a cost basis of $3,510,116 and $3,652,491, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income of $186,602 and $180,052, respectively.

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated June 26, 2003, that the Plan and related Trust as then designed was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter; however, the Plan’s management believes that the Plan and related Trust continue to be designed and operated in compliance with the requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

******

BIRDSALL, INC. RETIREMENT SAVINGS PLAN

FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Identity of Issue, Borrower		Current
	or Similar Party	Description of Investment	Value

(A)	Nicor Inc.	Common stock at $2.50 par value	$ 4,486,011
(A)	Participant notes receivable	Participant loans earning interest from
		5.00%–10.50%	1,418,351
(A)	AIM Constellation Fund, A Shares	Registered investment company	46,265
(A)	AIM Dynamics Fund	Registered investment company	224,382
(A)	American Century Int’l Growth	Registered investment company	1,689,641
(A)	American Century Equity Growth	Registered investment company	145,722
(A)	Columbia Acorn Int’l Fund	Registered investment company	70,414
(A)	Columbia Acorn USA Fund	Registered investment company	1,298,100
(A)	Davis New York Venture	Registered investment company	954,867
(A)	Fidelity Blue Chip Growth Fund	Registered investment company	122,189
(A)	Janus Investment Fund	Registered investment company	221,695
(A)	Managers Special Equity	Registered investment company	2,161,911
(A)	Vanguard 500 Index Inv	Registered investment company	15,220,901
(A)	Vanguard Asset Allocation Fund	Registered investment company	389,513
(A)	Vanguard Balanced Index Fund	Registered investment company	7,618,254
(A)	Vanguard Devel Mkts Index	Registered investment company	1,663,826
(A)	Vanguard GNMA Investors Shares	Registered investment company	278,549
(A)	Vanguard Growth Equity Fund	Registered investment company	410,554
(A)	Vanguard Growth Index Inv	Registered investment company	128,937
(A)	Vanguard LT Treasury Inv	Registered investment company	643,711
(A)	Vanguard PRIMECAP Fund	Registered investment company	1,056,006
(A)	Vanguard Total Bond Market Ind	Registered investment company	1,547,043
(A)	Vanguard Retirement Savings Trust	Common/collective trust, insurance contracts, and investments in certain registered investment companies	18,093,414

	TOTAL		$ 59,890,256

(A)	Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Birdsall, Inc. Retirement Savings Plan

Date	June 27, 2007	/s/ ROBERT MARK CHAPMAN
Robert Mark Chapman
Plan Administrator and
Vice President Pricing and Organization Support,
Birdsall, Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm - Birdsall, Inc. Retirement Savings Plan